December 8, 2005

BY EDGAR

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC  20549-7010

Attn.:  Edward M. Kelly and Tracey Houser

Re:	Beacon Roofing Supply, Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-3
Filed December 8, 2005
File No. 333-128919

Dear Ms. Houser:

You commented yesterday by telephone that your position is that Regulation S-X Rule 3-05(b)(4)(iii) would require the presentation of subsequent interim period information for the three and ninth months ended September 30, 2005 for SDI Holding, Inc. in the company’s registration statement on Form S-3.  We believe the company fits into an exception to the filing requirement.

The company has advised me that, as a result of the filing of its annual report on Form 10-K for the year ended September 24, 2005, the investment, asset and income tests with respect to SDI (together with a small acquisition closed subsequent to the fiscal year end) are 48.5%, 41.7% and 2.0%. Because these ratios are all less than 50%, the company is relying on Regulation S-X 3-05(b)(4)(i) to exclude from the registration statement the subsequent interim period information. In fact, the rule would permit the company to exclude all SDI financial statements from the registration statement under the clear language of the rule—the registration statement “need not include separate financial statements of the acquired business”—because the company meets the two conditions contained in subparagraph (B) of the rule.  First, assuming a pricing next week, the final prospectus will be filed “no more than 74 days after the consummation of the business combination,”  well before the deadline of December 27, 2005.   Second, financial statements covering the period you have requested on your call yesterday have not been previously filed by the registrant.  The fact that some financial information has been filed is irrelevant.  We believe that the purpose of the rule is to prevent registrants from arbitrarily omitting information that was in final form and released to the market, rather than to require the filing of additional information expressly permitted to be excluded.

In a subsequent conversation today, you also raised the issue of whether it is appropriate to use the September 24, 2005 financials as a baseline for calculating the 50% significance test. The filing of an annual report on Form 10-K is a critical event.  According to Topic 2.I.D.3 of the Division of Corporation Finance Training Manual (2000 edition), an intervening Form 10-K can be used to determine significance for an acquisition closing after the fiscal year end for purposes of Form 8-K. We believe the same logic would apply to a registration statement.  In addition, pursuant to the undertakings found in Item 512 of Regulation S-K, for liability purposes, the Form 10-K is the equivalent of filing a new registration statement and it is appropriate to take a fresh look at significance.

Please call me at 312-258-5653 if you require any additional information.

Sincerely,

/s/ David McCarthy

David McCarthy

cc:	Robert R. Buck
David Grace
Leland Hutchison
Brian Schafer